UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                         SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                       (Amendment No 1)

    Entech Environmental Technologies Inc.(Name of Issuer)

                         Common Stock
                (Title of Class of Securities)

                           29362P105

                         (CUSIP Number)

                        Olga Filippova
                  730 FIFTH AVENUE, 9TH FLOOR
                      NEW YORK, NY 10019
                         212-659-7790
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                      September 30, 2004
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No 29362P105


13D


1   Name of Reporting Person
    Barron Partners LP
    I.R.S. Identification No. of Above Person
    431981699
2   Check the Appropriate Box if a Member of a Group  (a)  [ ]
    (b)  [  x ]

3   SEC Use Only

4   Source of Funds

    WC
5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
      [    ]
6   Citizenship or Place of Organization

    Delaware
Number of    7    Sole Voting Power
Shares
Owned             2,000,000 shares beneficially owned in the
By Each           aggregate
Reporting
Person With
             8    Shared Voting Power

                   0
             9    Sole Dispositive Power

             2,000,000 shares beneficially owned in the aggregate

             10   Shared Dispositive Power

                  0
11   Aggregate Amount Beneficially Owned by Each Reporting
     Person

     2,000,000

12   Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares

     [      ]
13   Percent of Class Represented by Amount in Row (11)

     6.7%

14   Type of Reporting Person

     PN

Item 1.   Security and Issuer.

This Amendment No.1 to Schedule 13D (the "Statement") amends the Schedule 13D filed on January 1, 2004(the "Original 13D") relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Entech Environmental Technologies Inc, a Florida corporation (the "Company") having its principal executive offices at 8513 Rochester Avenue, Rancho Cucamonga, CA 91730.

Item 2.   Identity and Background.

This Statement is filed by Barron Partners LP, a Delaware
Limited Partnership (the "Reporting Person"), whose business address is 730 Fifth Avenue, 9th Floor, New York, NY 10019.
The Reporting Person is principally engaged in making investments.

The General Partner of the Reporting Person is Barron Capital
Advisors LLC, a Delaware Limited Liability Company, (the
"General Partner"). Andrew B. Worden is the managing member of the General Partner.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable

Item 4.   Purpose of Transaction.

Not applicable

Item 5.   Interest in Securities of the Issuer.

     There is no change to report for Item 5 except for the addition of the following:

     (c) On September 30, 2004, the Reporting Person voluntarily cancelled and returned to the Issuer warrants to purchase 7,150,000 shares of the Issuer's common stock that were initially exercisable at a price ranging between $1 to $6 per share that were granted to the Reporting Person on January 21, 2004, thereby reducing the number of shares of common stock beneficially owned by the Reporting Person from 48.1% to 6.7%.
     On September 30, 2004, the Reporting Person advanced to the Issuer the sum of $561,912 under a Convertible Note ("Convertible Note"). The Convertible Note matures on September 30, 2006. The Convertible Note may be converted into shares of the Issuer's common stock at the initial conversion price of $0.025 per share of common stock (22,476,480 shares). However, the Convertible Note permits its conversion into shares of common stock of the Issuer only if upon conversion, the holder and its affiliates will own beneficially 4.99% or less of the Issuer's outstanding common stock. The holder of the Convertible Note may waive the ownership limitation upon not less than 61 days' notice to the Issuer. The Convertible Note is one of a series of convertible notes made by the Issuer and secured by a lien on the assets of the Issuer and its subsidiaries.
In connection with the Convertible Note, the Issuer granted to the Reporting Person a Common Stock Purchase Warrant ("Warrant") to purchase 8,428,680 shares of the Issuer's common stock at an exercise price of $0.15 per share. The Warrant may be exercised at any time on or before the Warrant expiration date of September 30, 2009. The Warrant may be exercised only if upon exercise the holder and its affiliates will own beneficially 4.99% or less of the Issuer's outstanding common stock. The holder of the Warrant may waive the ownership limitation upon not less than 61 days' notice to the issuer.
     On October 2, 2004, the Reporting Person made a second advance to the Issuer under a Convertible Note in the amount of $275,000 (convertible into 11,000,000 shares of Issuer common stock) and was issued a Warrant to purchase 4,125,000 shares of the Issuer's common stock. The terms, price, and provisions of the Convertible Note and Warrants issued on October 2, 2004 are substantially the same as those evidencing the September 30, 2004 transactions.
     For purposes of the Convertible Note and Warrant, beneficial ownership is to be determined in accordance with
Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder.

     The Reporting Person disclaims beneficial ownership of the shares of common stock issuable upon conversion of the Convertible Notes and issuable upon exercise of the Warrant because of the limitations described above.



Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.   Material to be Filed as Exhibits.

     Not applicable.
                          SIGNATURE1
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2004

/s/   ANDREW WORDEN
--------------------
 Signature

Andrew Worden, Managing Member of the General Partner of Barron
Partners LP